Almere, The Netherlands
December 12, 2014

ASM INTERNATIONAL N.V. TO HOST TECHNOLOGY SEMINAR

ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) today announces that it will be hosting a technical luncheon seminar in San Francisco, CA, US, on Wednesday, December 17, 2014, the third day of the International Electron Devices Meeting (IEDM).
In this technology seminar ASM and two renowned guest speakers will highlight FinFET technology for the 14nm node and trends and challenges for the 10nm and 7nm nodes.

The agenda is as follows:

11:30 am    Lunch buffet
12:00-12:05 pm    Ivo Raaijmakers (ASM) - Welcome and introduction
12:05-12:30 pm    Dick James (Chipworks) - "Leading Edge Silicon Devices"
12:30-12:55 pm    Hemanth Jagannathan (IBM) - "The Challenges and R&D Innovation Pipeline for Advanced CMOS Technology"

Following the presentations, there is room for open discussion and networking until 01.15 pm.

The ASM technology seminar will take place in the Golden Gate Room at the Nikko Hotel, 222 Mason Street, San Francisco, CA, 94102, US, next to the Hilton San Francisco. The room will open at 11:30 am for invited attendees. Interested parties should contact Rosanne de Vries, +31 88 100 8569, rosanne.de.vries@asm.com.

About ASM International
ASM International NV, headquartered in Almere, the Netherlands, its subsidiaries and participations design and manufacture equipment and materials used to produce semiconductor devices. ASM International, its subsidiaries and participations provide production solutions for wafer processing (Front-end segment) as well as for assembly & packaging and surface mount technology (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

CONTACT

Rosanne de Vries
T: +31 88 100 8569
M:+31 651 25 2448
E: rosanne.de.vries@asm.com